Annual Statement as to Compliance

For the Year Ended December 31, 2022 (the “Reporting Period”)

ILPT Commercial Mortgage Trust

Series 2022-LPFX

Pursuant to Section 3.19 of the Trust & Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), as an authorized officer of Berkadia Commercial Mortgage LLC (“Berkadia”), I hereby attest that:

 i. A review of the activities and performance of Berkadia as Master Servicer during the Reporting Period has been made under my supervision.

 ii. To the best of my knowledge, based on such review, Berkadia as Master Servicer has fulfilled, in all material respects, its obligations under the Servicing Agreement throughout the Reporting Period and no default by the Master Servicer under the Servicing Agreement has occurred and is continuing.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2023